Mark R. Allen	942 South Shady Grove Road
Executive Vice President	Memphis, TN 38120
General Counsel and Secretary
Member of the Executive Committee

August 15, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Notice of Disclosure Filed in Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that FedEx Corporation has made disclosure pursuant to such provisions in its Amendment No. 1 on Form 10-K/A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2019, to its Annual Report on Form 10-K for the fiscal year ended May 31, 2019, which was filed with the SEC on July 16, 2019.

Respectfully submitted, FedEx Corporation

By:	/s/ Mark R. Allen
Mark R. Allen Executive Vice President, General Counsel and Secretary